UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________

SCHEDULE 13D
_________________________

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. )*

AMERICAN TECHNOLOGIES GROUP, INC.
(NAME OF COMPANY)

Common Shares, $.001 Par Value Per Share
(TITLE OF CLASS OF SECURITIES)

03014330
(CUSIP NUMBER)

Thomas E. Durkin, III
Durkin & Durkin
1120 Bloomfield Avenue
West Caldwell, NJ 07007
(973) 276-8300
(NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED
TO RECEIVE NOTICES AND COMMUNICATION)

May 27, 2008
(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(f) or 240.13d (g), check the following box: / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 24013d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person

Thomas E. Durkin, III
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds

PF
5	Check if Disclosure of Legal Proceeding isRequired Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

United States
	7	Sole Voting Power (1)

		3,518,183 shares
Number of	8	Shared Voting Power
Shares
Beneficially		0 shares
Owned by	9	Sole Dispositive Power (1)
Each Reporting
Person With		3,518,183 shares
	10	Shared Dispositive Power

		0 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person

3,518,183 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13	Percent of Class Represented by Amount in Row (11)

35.6%
14	Type of Reporting Person

IN

(1) Mr. Durkin also owns 25% of the equity interests in D& D Investments, LLC which holds 369,169 shares of the Company’s common stock; however, Mr. Durkin disclaims any beneficial ownership or voting control of the shares owned by D&D Investments, LLC.

Item 1. Security and Company

This initial filing relates to common shares, $.001 par value (the “Common Shares”), of American Technologies Group, Inc., a Nevada corporation (the “Company”). The Company’s principal executive office and mailing address is 412 W Bolt St., Ft. Worth, TX 76113.

Item 2. Identity and Background

(a) This document is being filed on behalf of Mr. Thomas E. Durkin, III, the “Reporting Person”.

(b) Mr. Durkin’s business address is Durkin & Durkin, 1120 Bloomfield Avenue, West Caldwell, NJ 07007.

(c) Mr. Durkin’s present principal occupation is as an attorney at law in private practice. He is also President of the Company. Its address is 412 W Bolt St., Ft. Worth, TX 76113.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violation with respect to such laws.

(f) Mr. Durkin is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

On May 27, 2008, Thomas E. Durkin, the Company’s President, received in a private transaction 2,779,844 shares of the Common Stock of the Company owned by Charles and Patricia Matteson.  In exchange for the receipt of the shares, Mr. Durkin forgave the $10,000 previously advanced by him to Patricia Matteson.  Additionally, Laurus Master Funds released a mortgage previously granted to it by the Mattesons, on their personal residence, which mortgage partially secured repayment of the Term B Note issued by the Company to Laurus Master Funds.  Additionally, the Mattesons exchanged mutual general releases with Mr. Durkin and the Company.  There is no agreement between Mr. Durkin and Laurus Master Funds or any other party, whether verbally or in writing, as to how the shares purchased should be voted.

On April 11, 2008, the Company reported, through a Form 8-K filed with the SEC, the proposed sale of the following assets owned by the Company, through its wholly owned subsidiary, Omaha Holdings Corp. - all of the issued and outstanding shares of the following entities: (i) North Texas Steel Company, Inc. and (ii) Whitco Poles, Inc to a wholly owned subsidiary of Laurus Master Funds. As disclosed in the 8-K, the proposed sale will be subject to the approval of the shareholders of the Company, pursuant to a Special Meeting of the Shareholders of Company, pursuant to Schedule 14A expected to be filed by the Company in the next several business days.

The proposed sale calls for the transfer of all of the assets of the wholly owned subsidiary of the Company to a subsidiary of Laurus Master Funds in exchange for the forgiveness of indebtedness owed to Laurus Master Funds by the Company. Additionally, post closing, as part of the Purchase Agreement, it is anticipated that the purchaser shall enter into a management agreement with CDV Capital Partners, LLC, one of the principals of which is Thomas E. Durkin. Given his 35.6% ownership in the Company, Mr. Durkin’s vote “for” the transaction would largely ensure the ability of Company to gain the requisite votes necessary to approve the transaction.

Item 4. Purpose of the Transaction

The Reporting Person has purchased the Common Shares for investment purposes. The Reporting Person may acquire additional Common Shares of the Company or securities convertible into Common Shares, or may dispose of the same, through market transactions or otherwise.

With the exception of the plan stated above, the Reporting Person does not have any current definite plans or proposals which would relate to or result in:

(a) the acquisition or disposition of securities of the Company other than as herein disclosed;

(b) an extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) any changes in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company’s business or corporate structure;

 (g) any change in the Company's charter or by-laws or other actions which may impede the acquisition of control of the Company by any person;

(h) causing a class of the Company’s securities to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of the Company’s equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) any action similar to any of those enumerated above.

Mr. Durkin, however, in his capacity as President of the Company, regularly evaluates potential M&A and capital raising transactions on behalf of the Company.

Item 5. Interest in Securities of the Company

The only interest in the securities of the Company which the Reporting Person holds are the interests which have been described above.

(a) Mr. Durkin may be deemed to beneficially own in the aggregate 3,518,183 Common Shares of the Company. As a result, Mr. Durkin may be deemed to beneficially own in the aggregate approximately 35.6% of the total outstanding Common Shares as of the date hereof.

As of the date hereof, the Company has 9,883,406 Common Shares issued and outstanding.

(b) Assuming the exercise in full of the aggregate number of stock options and warrants held by Mr. Durkin, as of the date hereof, Mr. Durkin has sole voting power and sole dispositive power over 3,518,183 of the Company’s Common Shares.

(c) The Reporting Person has not effected any transactions in the Company’s Common Shares during the past 60 days.

(d) Inapplicable.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

None.

Item 7. Material to be Filed as Exhibits

None

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: As of June 6, 2008

/s/ Thomas E. Durkin, III
Thomas E. Durkin, III